SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31080; File No. 812-14120]

WhiteHorse Finance, Inc., <u>et al.</u>; Notice of Application

June 12, 2014

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under section 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit a business development company ("BDC") to co-invest with certain affiliated investment funds in portfolio companies.

<u>Applicants</u>: WhiteHorse Finance, Inc. (the "Company"), WhiteHorse Finance Warehouse, LLC ("WhiteHorse Warehouse"), H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P., WhiteHorse VI, Ltd., WhiteHorse VII, Ltd. and WhiteHorse VIII, Ltd. (collectively with H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. and H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P., the "Existing Private Funds"), H.I.G. WhiteHorse Advisers, LLC (the "Company Adviser"), Bayside Capital, Inc. and H.I.G. WhiteHorse Capital, LLC (each, a "Current Adviser to Private Funds" and, collectively, the "Current Advisers to Private Funds" and, together with the Company Adviser, each, an "Adviser" and, together, the "Advisers") and H.I.G. Capital, L.L.C. (collectively, the "Applicants").

<u>Filing Dates</u>: The application was filed on February 5, 2013 and amended on July 3, 2013, October 15, 2103 and May 21, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 7, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: c/o Richard Siegel, Esq., H.I.G. WhiteHorse Advisers, LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Act.[1] The Company's

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

objectives is to generate current income and capital appreciation by primarily investing in private, small-capitalization companies (generally in the range of $10 million to $50 million) through first liens loans, second liens loans, senior debt securities, mezzanine loans or equity interests. The Company's board of directors currently consists of five members (the "Board"), three of whom are not "interested persons" of the Company within the meaning of section 2(a)(19) of the Act (the "Independent Directors").

2.   The Company Adviser, a Delaware limited liability company, is registered under the Investment Advisers Act of 1940 ("Advisers Act") and is the Company's investment adviser. H.I.G Capital, L.L.C. is an alternative investment and asset management firm and is registered under the Advisers Act. WhiteHorse Capital, LLC serves as the investment adviser for WhiteHorse VI, Ltd., WhiteHorse VII, Ltd. and WhiteHorse VIII. Ltd in its capacity as the collateral manager to each of those three entities.

3.   The Existing Private Funds are entities formed under the laws of Delaware or under the laws of the Cayman Islands. In reliance on the exclusion from the definition of "Investment Company" provided by section 3(c)(7) of the Act, none of the Existing Private Funds will be registered under the Act. Each Existing Private Fund is managed by the Current Advisers to Private Funds in accordance with an investment advisory agreement (collectively, the "Advisory Agreements"). The Company expects that any portfolio company that is an appropriate investment for a Private Fund[2] may also be an appropriate investment for the Company, with certain exceptions based on available capital or diversification.

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[2] "Private Fund" means any Existing Private Fund or any entity (i) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program. "Adviser" means (a) the Company Adviser, (b) the Current Advisers to Private Funds and (c) any future investment adviser that controls, or is controlled by or is under common control with any of the Company Adviser or the Current Advisers to Private Funds and is registered as an investment adviser under the Adviser Act.

4.   Applicants seek an order ("Order") [3] to allow the Company, on the one hand, and one or more Private Funds that may be prohibited from co-investing with the Company by reason of section 57 of the Act, on the other hand, to co-invest in the same issuers of securities. For purposes of the application, a "Co-Investment Transaction" means any transaction in which the Company (or one of its Wholly-Owned Investment Subsidiaries) participated together with a Private Fund in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which the Company (or a Wholly-Owned Investment Subsidiary) could not participate together with one or more Private Funds without obtaining and relying on the Order.

5.   The Company may, from time to time, form a special purpose subsidiary (a "Wholly-Owned Investment Subsidiary"). [4] Wholly-Owned Investment Subsidiaries would be prohibited from investing in a Co-Investment Transaction with any Private Fund because the Wholly-Owned Investment Subsidiary would be a company controlled by the Company for purposes of section 57(a)(4) and rule 17d-1. Applicants request that any Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that any Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. Applicants represent that this treatment is justified because any Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Company's investments or debt and, therefore, no conflicts of

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[3] All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with the terms and conditions of the application.

[4] The term "Wholly-Owned Investment Subsidiary" means an entity (a) whose sole business purpose is to hold one or more investments and issue debt on behalf of the Company, to obtain debt financing for those investments and, in the case of a Wholly-Owned Investment Subsidiary organized as a small business investment company under the Small Business Investment Act of 1958 ("SBA Act"), maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration; (b) that is wholly-owned by the Company (with the Company at all times directly or indirectly holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Board has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary's participation under the conditions of the application; and (d) that is an entity that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

interest could arise between the Company and any Wholly-Owned Investment Subsidiary. The

Board would make all relevant determinations under the conditions with regard to a Wholly-Owned

Investment Subsidiary's participation in a Co-Investment Transaction, and the Board would be

informed of, and take into consideration, any proposed use of any Wholly-Owned Investment

Subsidiary in the Company's place. If the Company proposes to participate in the same Co-

Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also

be informed of, and take into consideration, the relative participation of the Company and any

Wholly-Owned Investment Subsidiary. WhiteHorse Warehouse is a Wholly-Owned Investment

Subsidiary of the Company formed for the special purpose of providing liquidity support through a

credit facility.

6.   Applicants represent that the Current Advisers to Private Funds will refer to the

Company Adviser all Potential Co-Investment Transactions within the Company's Objectives and

Strategies[5] that are considered for a Private Fund, and such investment opportunities may result in a

Co-Investment Transaction. For each such referral, the Company Adviser will consider only the

investment objective, investment policies, investment position, investment strategies, investment

restrictions, regulatory and tax requirements, capital available for investment and other pertinent

factors applicable to the Company. Likewise, when selecting investments for a Private Fund, the

Adviser to the Private Fund will select investments separately for the Private Fund, considering only

the investment objective, investment policies, investment position, investment strategies, investment

restrictions, regulatory and tax requirements, capital available for investment and other pertinent

factors applicable to such Private Fund. Each Co-Investment Transaction and the proposed

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[5] "Objectives and Strategies" means the Company's investment objectives and strategies, as described in its registration statement on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933 Act, as amended ("1933 Act"), any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company's reports to stockholders.

allocation of such Co-Investment Transaction would be approved prior to the actual investment by the required majority (within the meaning of section 57(o) of the Act) of the Board (the "Required Majority").

7.   Other than pro rata dispositions and Follow-On Investments[6] as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Company Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Company.

8.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company and each Private Fund in such disposition or Follow-On-Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved the Company's participation in pro rata dispositions or Follow-On Investments as being in the best interests of the Company. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Company's Eligible Directors. The Board of the Company may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

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[6] "Follow-On Investment" means any additional investment in an existing portfolio company, including through the exercise of warrants, conversion privileges or other rights to acquire securities of the portfolio company.

9.   No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in a joint transaction with the BDC in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to BDCs. Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 applies to BDCs. The Company Adviser and any Private Fund that it advises could be deemed to be persons related to the Company in a manner described by section 57(b) and therefore prohibited by section 57(a)(4) and rule 17d-1 from participating in the Co-Investment Program. In addition, because the other Advisers are "affiliated persons" of the Company Adviser, such Advisers and Private Funds advised by any of them could be deemed to be persons related to the Company in a manner described by section 57(b) and also prohibited from participating in the Co-Investment Program. Finally, because WhiteHorse Warehouse and any other Wholly-Owned Investment Subsidiary are controlled by the Company, they are subject to section 57(a)(4), and thus also subject to the provisions of rule 17d-1.

2.   Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, absent an order from the Commission. In passing upon applications under rule 17d-1, the Commission considers whether the company's

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participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that they expect that co-investment in portfolio companies by the Company and the Private Funds will increase favorable investment opportunities for the Company and the Private funds.

4.   Applicants submit that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in the application, will ensure that the Company will be treated fairly. Applicants state that the Company's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each time an investment adviser considers a Potential Co-Investment Transaction for a Private Fund that falls within the Company's then-current Objectives and Strategies, the Company Adviser will make an independent determination of the appropriateness of such investment for the Company in light of the Company's then-current circumstances.

2.   (a)   If the Company Adviser deems the Company's participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company;

(b)   If the aggregate amount recommended by the Company Adviser to be invested in such Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Private Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each such party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each party. The Company Adviser will provide the Eligible Directors with information concerning the Private Funds' available capital to assist the Eligible Directors with their review of the Company's investments for compliance with these allocation procedures; and

(c)   After making the determinations required in conditions 1 and 2(a), the Company Adviser will then distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Company and any Private Fund, to the Eligible Directors for their consideration. The Company will co-invest with the Private Funds only if, prior to participating in such Co-Investment Transaction, the Required Majority concludes that:

(i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned;

(ii)   the transaction is consistent with:

(A)   the interests of the stockholders of the Company; and

(B)   the Company's then-current Objectives and Strategies;

(iii)   the investment by the Private Funds would not disadvantage the Company, and participation by the Company would not be on a basis different from, or less advantageous than, that of the Private Funds; provided, that if any of the Private

Funds, but not the Company itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the Advisers agree to, and do, provide periodic reports to the Company's Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Private Fund or any affiliated person of any Private Fund receives in connection with the right of the Private Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Private Funds (which may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Company will not benefit the Advisers or the Private Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by sections 17(e) or 57(k) of the Act as applicable; (c) indirectly, as a result of an interest in the securities issued by one of the parties to the

Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The Company Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Private Funds during the preceding quarter that fell within the Company's then-current Objectives and Strategies that were not made available to the Company and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its Staff.

5.   Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which any Private Fund or any affiliated person of the Private Funds is an existing investor.

6.   The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company as for each participating Private Fund. The grant to a Private Fund, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Private Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Company Adviser will:

(i)   notify the Company of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by the Company in any such disposition.

(b)   The Company will have the right to participate in such disposition on a proportionate basis at the same price and on the same terms and conditions as those applicable to the participating Private Funds.

(c)   The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and of each Private Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Company Adviser will provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company's best interests.

(d)   The Company and each participating Private Fund shall each bear its own expenses in connection with any such disposition.

8.   (a)   If any Private Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Company Adviser will:

(i)   notify the Company of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On investment, by the Company.

(b)   The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Private Fund in such investment is proportionate to its outstanding investment in the issuer immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Company Adviser will provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company's best interests.

(c)   If with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Company's and the Private Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Company Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the participating Private Funds in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on the ratio of capital available for investment in the asset class being allocated of each party, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in this application.

9.   The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Private Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.   The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Independent Directors will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any Private Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by an Adviser under any agreement with the Company or the Private Funds, be shared by the Company and the Private Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's

fees contemplated by section 17(e) or 57(k) of the Act or received in connection with a Co-Investment Transaction will be distributed to the Company and the Private Funds on a pro rata basis, based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser to a Private Fund pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(I) of the Act, and such account will earn a competitive rate of interest that will also be divided pro rata among the Company and the participating Private Funds based on the amounts they invest in such Co-Investment Transaction. None of the Private Funds, Advisers of the Private Funds nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of, or in connection with, a Co-Investment Transaction (other than (i) in the case of the Company and the participating Private Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (ii) in the case of the Advisers, investment advisory fees paid in accordance with the Advisory Agreements).

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary